Exhibit 99.1

New Gold Announces 2010 Second Quarter Results with an 82% Increase in Cash Flow from Operations to $38.8 million

(All figures are in US dollars unless otherwise indicated)

August 5, 2010 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces financial and operational results for the second quarter of 2010. New Gold had an excellent second quarter with gold sales of 82,402 ounces at a total cash cost(1) of $491 per ounce, net of by-product sales, resulting in earnings from mine operations of $35.9 million and cash flow from operations of $38.8 million. New Gold is also pleased to reiterate its 2010 full year guidance of 330,000 to 360,000 ounces of gold production at a total cash cost(1) of $445 to $465 per ounce sold, net of by-product sales.

Second Quarter Highlights

Results presented below are for the period of ownership of the Mesquite Mine (June 1, 2009).

▪	Gold production increased 62% to 89,919 ounces from 55,633 ounces in the same period in 2009

▪	Gold sales increased by 56% to 82,402 ounces from 52,890 ounces in the same period in 2009

▪	Earnings from mine operations increased by 145% to $35.9 million from $14.6 million in the same period in 2009

▪	Cash flow from operations increased by 82% to $38.8 million from $21.4 million in the same period in 2009

▪	Closed the sale of the Amapari Mine for total gross proceeds of $53 million

▪	Cash balance increased by $32 million from the end of the first quarter to $376 million at June 30, 2010

“With strong cash flow generation and the closing of the Amapari sale, the second quarter further strengthened New Gold’s balance sheet while simultaneously streamlining the asset portfolio,” stated Randall Oliphant, Executive Chairman. “As we now look forward to the rest of 2010 and beyond, we are very excited as our operations continue to deliver and our fully-funded New Afton project is now under two years from adding significantly to the company’s cash flow.”

Second Quarter Consolidated Financial Results

Consolidated revenue for the second quarter of 2010 was $112.4 million compared to $59.2 million for the same period in 2009. Revenue increased in 2010 as a result of the full benefit of additional gold sales from the Mesquite mine after the business combination with Western Goldfields Inc. as well as higher average realized gold prices in 2010. The average realized gold price in the second quarter of 2010 was $1,147 per ounce compared to $926 per ounce in the same period of the prior year.

Earnings from mine operations for the second quarter of 2010 were $35.9 million compared to $14.6 million for the same period in 2009. The increase in earnings from mine operations in 2010 was driven by increased gold sales, higher average realized gold prices and was partially offset by higher total cash cost(1) during the quarter.

Net earnings from continuing operations for the second quarter of 2010 were $17.4 million or $0.04 per share compared to a net loss of $199.3 million or $0.77 per share for the same period in 2009. The second quarter 2010 net earnings included a pre-tax gain of $5.5 million related to foreign exchange translation. Comparatively, the second quarter of 2009 net loss included a pre-tax $188.5 million goodwill impairment charge and a pre-tax $30.6 million foreign exchange translation loss which were partially offset by pre-tax gains of $8.2 million and $9.7 million on gold contracts and Asset Backed Note investments, respectively.

Cash flow from continuing operations for the second quarter of 2010 was $38.8 million compared to $21.4 million for the same period in 2009. The significant increase in quarterly cash flow is a direct result of the company's strong operating performance during the quarter coupled with higher realized commodity prices.

New Gold's cash balance at the end of the quarter was $376.1 million representing a $32.4 million increase over the March 31, 2010 cash balance of $343.7 million. The company ended the quarter with $209.7 million of debt, which is due in 2014 and 2017.

Operations Overview

All three of the company’s operating mines, Mesquite, Cerro San Pedro and Peak, had strong production and earnings contributions with gold, silver and copper sales all adding meaningfully to the overall company cash flow. The cash flow generated from the three operating assets has continued to strengthen New Gold’s balance sheet and positions the company well as it continues to internally fund the development of New Afton, the company’s exciting, near-term development project.

“We are very pleased with our start to 2010 and with further increases in gold production and decreases in cash cost anticipated, we expect the second half of the year to be an even more exciting one for New Gold,” stated Robert Gallagher, President and Chief Executive Officer.

Historical figures presented below include gold production, sales and total cash cost(1) for the first six months of 2009 which includes results prior to the closure of the acquisition of Western Goldfields Inc. and the Mesquite Mine on June 1, 2009.

Mesquite Mine Significantly Improves Earnings and Cash Flow Contribution

Gold sales in the second quarter at Mesquite increased by 42% to 38,786 ounces from 27,338 ounces sold in the second quarter of 2009. The increased gold sales, coupled with a reduction in total cash cost(1) per ounce of gold sold to $634 from $647 and higher realized gold prices, resulted in Mesquite generating $11.2 million in earnings from mine operations in the second quarter of 2010 compared to $1.0 million in the same period of the prior year. The average realized gold price in the second quarter of 2010 was $1,083 per ounce compared to $854 per ounce in the same period of the prior year.

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The increased gold sales and production at Mesquite during the second quarter were primarily driven by higher ore tonnes mined as well as continued improvement in gold recoveries. These benefits were partially offset by mining of ore below reserve grade, as planned, in the second quarter of 2010. The total cash cost(1) decrease is attributable to certain costs incurred in the second quarter of 2009, including those related to the change-over of tires and other one-time maintenance costs, which did not occur in the second quarter of 2010. This benefit was partially offset by higher consumables cost in the second quarter of 2010.

For the six months ended June 30, 2010, gold sales increased by 47% to 88,288 ounces from 60,053 ounces sold in the same period in 2009, while, over the same periods, total cash cost(1) per ounce of gold sold decreased to $588 from $607. As a result of the increased production, declining costs and higher realized gold prices, Mesquite generated $28.6 million in earnings from mine operations in the first half of 2010 compared to $8.1 million in the same period of the prior year. The average realized gold price for the first half of 2010 was $1,063 per ounce compared to $861 per ounce in the same period of the prior year.

The increased gold sales and production were attributable to higher ore tonnes mined, increased recoveries and higher average grades mined in the first six months of 2010 versus the same period in 2009. The drivers of the total cash cost(1) decrease during the first six months of 2010 were consistent with those noted above regarding the second quarter.

Cerro San Pedro Mine Increases Mining Rate Quickly and Efficiently

After receiving the explosives permit in March 2010, the mining rate at the Cerro San Pedro mine was quickly accelerated and, as a result, gold sales in the second quarter increased by 6% to 24,833 ounces from 23,350 ounces in the same period in 2009. The increased gold sales, coupled with a significant reduction in total cash cost(1) per ounce of gold sold, net of by-product sales, to $288 from $429 and higher realized gold prices, resulted in Cerro San Pedro generating $14.6 million in earnings from mine operations in the second quarter of 2010 compared to $6.9 million in the same period of the prior year. The average realized gold price in the second quarter of 2010 was $1,205 per ounce compared to $946 per ounce in the same period of the prior year.

The increased gold sales and production were a result of higher ore tonnes mined and higher grades during the second quarter of 2010. These benefits were partially offset by lower recoveries as ore has not yet had sufficient time under leach to reach expected recoveries after the delayed receipt of the explosives permit in the first quarter of 2010. The decrease in total cash cost(1) is due to optimized mine planning as well as higher by-product revenues. These benefits were partially offset by the appreciation of the Mexican Peso as well as higher consumables costs, incurred in an effort to maximize production after delayed receipt of the explosives permit, during the second quarter of 2010 when compared to the same period in 2009.

Silver sales in the second quarter were 505,350 ounces at an average realized price of $18.38 per ounce compared to 422,713 ounces at an average realized price of $13.84 per ounce in the second quarter of 2009.

For the six months ended June 30, 2010, gold sales were 37,957 ounces compared to 41,664 ounces sold in the same period in 2009, while, over the same periods, total cash cost(1) per ounce of gold sold, net of by-product sales, decreased to $403 from $483. As a result of the lower costs and higher realized gold prices, Cerro San Pedro generated $17.7 million in earnings from mine operations in the first half of 2010 compared to $9.4 million in the same period of the prior year. The average realized gold price for the first half of 2010 was $1,175 per ounce compared to $928 per ounce in the same period of the prior year.

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The decreased gold sales and production in the first half of 2010 were attributable to the delayed receipt of the explosives permit in the first quarter of 2010. The decrease in total cash cost(1) is driven by a combination of improved mine planning and higher by-product revenues in the first six months of 2010. These benefits were partially offset by: the fixed operating costs being distributed over lower ore tonnes in the first quarter of 2010, the appreciation of the Mexican Peso and higher consumables costs during the first half of 2010 when compared to the same period in 2009.

Silver sales in the first half of 2010 were 698,856 ounces at an average realized price of $18.02 per ounce compared to 794,932 ounces at an average realized price of $13.23 per ounce in the same period of 2009.

Cerro San Pedro Mine - Update on Recent Court Decision

As disclosed on July 7th, the Fifth Auxiliary District Court in Mexico City denied the company's appeal against the September 2009 ruling by the Federal Court of Fiscal and Administrative Justice that ordered SEMARNAT, the Mexican government's environmental regulatory agency, to cancel the company's Environmental Impact Statement ("EIS") in November 2009.

On July 19th, the company submitted its appeal against the District Court's recent decision to the Collegiate Appeals Court in Mexico City. It is anticipated that the Collegiate Appeals Court's evaluation of the appeal could take between four and six months. Further avenues remain for the matter to be advanced to the Supreme Court at a later date.

The Cerro San Pedro Mine is currently fully operational and New Gold intends to pursue all available avenues to ensure the mine continues to operate. Should a shutdown order be requested while the appeal is pending, the company will immediately seek an injunction against such an order. New Gold was previously successful in obtaining such an injunction in late 2009.

The company remains steadfast in its view that the mine should continue to be operated based on its enviable record of compliance with Mexican and international environmental standards, as well as the significant financial and socio-economic benefits it provides to the city of San Luis Potosi, the town of Cerro de San Pedro and the surrounding villages.

New Gold continues to work with local and federal government authorities in an effort to put in place an EIS that addresses the ongoing challenges against the validity of the mine's previously approved EIS.

Peak Mines Has Steady Start to Year – Even Better Second Half Expected

Gold sales in the second quarter at Peak Mines increased by 5% to 18,783 ounces from 17,939 ounces sold in the second quarter of 2009. Over the same periods, total cash cost(1) per ounce of gold sold, net of by-product sales, was $459 compared to $364, which, with higher realized gold prices, resulted in Peak Mines generating $10.2 million in earnings from operations during the second quarter of 2010 compared to $8.8 million in the same period of the prior year. The average realized gold price in the second quarter of 2010 was $1,201 per ounce compared to $930 per ounce in the same period of the prior year.

Gold sales and production quarter-over-quarter remained relatively consistent as ore milled, grade and recoveries were all comparable. The increase in total cash cost(1) is attributable an increase in salary related costs and the appreciation of the Australian dollar in the second quarter of 2010 when compared to the same period in the prior year. These cost increases were partially offset by higher by-product revenues.

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Copper sales increased in the second quarter to 3.0 million pounds at an average realized price of $3.09 per pound from 2.6 million pounds at an average realized price of $2.07 per pound in the same quarter of 2009.

For the six months ended June 30, 2010, gold sales were 36,176 ounces compared to 38,795 ounces sold in the same period in 2009, while, over the same periods, total cash cost(1) per ounce of gold sold, net of by-product sales, decreased to $303 from $349. As a result of the lower costs and higher realized gold prices, Peak Mines generated $26.2 million in earnings from mine operations in the first half of 2010 compared to $18.4 million in the same period of the prior year. The average realized gold price for the first half of 2010 was $1,171 per ounce compared to $912 per ounce in the same period of the prior year.

Gold sales and production year to date were relatively consistent to that of the prior year as ore milled, grade and recoveries were all comparable. The decrease in total cash cost(1) is driven by higher by-product revenues, which was partially offset by an increase in salary related costs and the appreciation of the Australian dollar in the first half of 2010 when compared to the same period in the prior year.

Copper sales for the six months ended June 30, 2010 were 7.1 million pounds at an average realized price of $3.26 per pound compared to 5.3 million pounds sold at an average realized price of $2.15 per pound in the same period in 2009.

New Afton Continues Underground Development and Prepares for Surface Construction

New Gold's primary development project continued on schedule during the second quarter and is expected to commence production in the second half of 2012. The project will be an underground mine and concentrator which will produce an annual estimated average of 85,000 ounces of gold, and 75 million pounds of copper.

During the second quarter of 2010, the New Afton underground development crews continued their advance to the base of the ore body, completing 671 metres of development. Since development began, a total of over 10,000 metres, or approximately 50% of the total development advance have been completed. Capital expenditures during the quarter were $21.2 million, including $5.2 million of capitalized interest, compared to $23.5 million, including $4.6 million of capitalized interest, in the same period in 2009. For the six month period ended June 30, the capital expenditures were $37.1 million, including $10.4 million of capitalized interest, compared to $38.7 million, including $9.2 million of capitalized interest, in the same period of the prior year.

In addition to the continued development advance, significant work was completed on the conveyor system which will haul ore from underground to surface for processing. The first of five conveyor legs was test fitted for conveyor equipment with the remaining four all progressing as planned. The first of four conveyor transfer stations was also completely excavated with concrete being poured on the floors of the transfer station.

Substantial preparation for continued surface construction was also completed during the quarter including:

▪	Optimization of the primary crusher design in conjunction with AMEC consultants
▪	Installation of buried piping on surface which began in May is now over 40% complete
▪	Site preparation for construction office complex
▪	Resurfacing of access road and application of dust suppressant

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Capital expenditures for 2010 at New Afton are projected to be approximately $140 million, including $21.0 million of capitalized interest.

The company looks forward to production commencing in just under two years, as New Afton is expected to contribute significantly to New Gold's current portfolio of operating assets. As a low-cost operation, New Afton should meaningfully expand the company's operating margin and cash flow generation. At current commodity prices, the mine is expected to double the company's cash flow.

El Morro Permitting and Development Plan Optimization Continues to Progress

El Morro is an advanced stage gold/copper project located in north-central Chile, Atacama Region, approximately 80 kilometers east of the city of Vallenar. The El Morro project is a world-class project with low expected cash costs and great organic growth potential in one of the best mining jurisdictions in the Americas.

The Environmental Impact Assessment (EIA) necessary for the project permitting to proceed has already been submitted, and the EIA review process being conducted by the government authorities continues to advance with approval anticipated in late 2010.

New Gold’s 70% joint venture partner, Goldcorp Inc. (“Goldcorp”), is currently reviewing the plant flowsheet and equipment selection and an analysis of power supply options for the project is also in progress. A full review of the existing feasibility study will be completed before the 2010 year-end. Goldcorp have stated that exploration expenditures at El Morro during 2010 are estimated to be approximately $10 million.

Second Quarter and Year to Date Production and Cash Cost(1) Overview

Results presented below are for the period of ownership for the Mesquite Mine (June 1, 2009).

Note: As announced on April 13, 2010, the company has sold the Amapari asset.

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Key Financial Information

At June 30, 2010, New Gold had a cash balance of $376.1 million, an increase of $32.4 million when compared to the March 31, 2010 cash balance. The net increase in the cash balance during the second quarter of 2010 is summarized below:

During the quarter, the company’s cash flow was, once again, in excess of the New Afton development costs and sustaining capital expenditures at New Gold’s operations. As a result of the depreciation in the Canadian dollar, the consolidated debt position of the company declined by $7.9 million to $209.7 million which includes: $167.4 million of 10% senior secured notes (C$187 million), $38.5 million of 5% convertible debentures (face value of C$55 million) and $3.7 million in El Morro funding loans. The senior secured notes are due in 2017 and the convertible debentures are due in 2014 and have a C$9.35 conversion price.

2010 Outlook

During the second quarter of 2010, New Gold continued its focus on delivering operationally while also streamlining the asset portfolio and enhancing the financial flexibility of the company. Looking forward, production is anticipated to continue to grow in the second half of the year coupled with declining cash cost(1). Mesquite is expected to continue its strong production with a focus on reducing costs. Cerro San Pedro has now reached its steady-state mining rate and recoveries from the leach pad are expected to continue to improve over the second half of the year. Per the mine plan, Peak Mines should be entering higher gold grade zones which will positively impact production and costs in the second half of 2010. New Gold reiterates its 2010 full year guidance of 330,000 to 360,000 ounces of gold production at a total cash cost(1) of $445 to $465 per ounce sold, net of by-product sales.

Conference Call-in and Webcast

Please note that going forward, New Gold will no longer issue preliminary Production and Cash Cost(1) news releases after each quarter and will instead issue a Quarterly Results news release that incorporates all operational and financial results for the respective quarter.

New Gold will discuss second quarter earnings results during a conference call and webcast on Friday, August 6, 2010 at 10:00 am Eastern Time. Anyone may join the conference by calling 1-416-695-7806 or toll-free 1-888-789-9572 in North America, and 800-6578-9818 toll-free outside of North America. The Passcode is 6463541. To listen to a recorded playback of the call after the event, please call 1-416-695-5800 or toll-free in North America 1-800-408-3053 - Passcode 4104215.

A live and archived webcast will also be available at www.newgold.com.

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About New Gold Inc.

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia. The company is expected to produce between 330,000 and 360,000 ounces of gold in 2010, growing to over 400,000 ounces in 2012. In addition, New Gold has a strong portfolio of development and exploration assets in North and South America. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form filed on March 26, 2010 and Management's Discussion and Analysis for the year ended December 31, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

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New Gold Inc.
Consolidated statements of operations
Three and six month periods ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)
	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Revenues	112,359	59,199	213,979	103,524
Operating expenses	(57,855)	(34,574)	(110,111)	(58,347)
Depreciation and depletion	(18,616)	(9,988)	(31,357)	(18,467)
Earnings from mine operations	35,888	14,637	72,511	26,710

Corporate administration	(8,691)	(5,963)	(16,680)	(10,139)
Business combination transaction costs	-	(5,899)	-	(6,583)
Exploration	(2,842)	(1,612)	(4,636)	(2,679)
Goodwill impairment charge (Note 4)	-	(189,634)	-	(189,634)

Income (loss) from operations	24,355	(188,471)	51,195	(182,325)
Other income (expense)
Realized and unrealized gain on gold contracts	-	8,161	-	8,161
Realized and unrealized gain on fuel contracts	-	797	-	797
Realized and unrealized gain on investments	948	9,699	4,892	9,699
Unrealized gain (loss) on prepayment option (Note 11)	(1,255)	-	652	-
Interest and other income	146	1,762	762	2,008
Gain on redemption of long-term debt	-	-	-	14,236
Interest and finance fees (Note 10(e))	(56)	(208)	(288)	(292)
Other expense	17	-	(2,065)	-
Gain (loss) on foreign exchange	5,510	(30,607)	697	(32,591)

Earnings (loss) before taxes	29,665	(198,867)	55,845	(180,307)
Income and mining taxes (Note 13)	(12,247)	(437)	(21,239)	(6,928)

Net earnings (loss) from continuing operations	17,418	(199,304)	34,606	(187,235)
Earnings (loss) from discontinued operations (Note 8)	41,718	(3,542)	42,023	(3,532)
Net earnings (loss)	59,136	(202,846)	76,629	(190,767)

Earnings per share from continuing operations
Basic	0.04	(0.77)	0.09	(0.79)
Diluted	0.04	(0.77)	0.09	(0.79)

Earnings per share from discontinued operations
Basic	0.11	(0.02)	0.11	(0.02)
Diluted	0.11	(0.02)	0.10	(0.02)

Basic	0.15	(0.79)	0.20	(0.81)
Diluted	0.15	(0.79)	0.19	(0.81)

Weighted average number of shares outstanding (Note 12(e))
(in thousands)
Basic	389,885	258,345	389,423	235,747
Diluted	399,897	258,345	398,639	235,747

(i) Stock option expense (a non-cash item included in corporate	2,298	1,605	4,600	2,937
administration)

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New Gold Inc.
Consolidated balance sheets
(Expressed in thousands of U.S. dollars)
(Unaudited)
	June 30,	December 31,
	2010	2009
	$	$
Assets
Current assets
Cash and cash equivalents	376,092	262,325
Restricted cash (Note 5)	-	9,201
Accounts receivable	5,276	10,345
Inventories (Note 6)	96,579	86,299
Future income and mining taxes	9,499	8,848
Current portion of mark-to-market gain on fuel contracts (Note 11)	185	706
Prepaid expenses and other	3,430	6,933
Current assets of operations held for sale (Note 8)	-	10,298
Total current assets	491,061	394,955

Investments (Note 7)	18,645	45,890
Mining interests (Note 9)	2,030,479	2,000,438
Future income tax asset	1,665	2,250
Reclamation deposits and other	18,158	17,646
Assets of operations held for sale (Note 8)	-	27,080
Total assets	2,560,008	2,488,259

Liabilities
Current liabilities
Accounts payable and accrued liabilities	41,143	36,033
Current portion of long-term debt (Note 10)	-	12,088
Current portion of mark-to-market loss on gold contracts (Note 11)	28,602	19,206
Income and mining taxes payable	14,918	15,677
Current liabilities of operations held for sale (Note 8)	-	10,414
Total current liabilities	84,663	93,418

Reclamation and closure cost obligations (Note 14)	20,722	19,889
Mark-to-market loss on gold contracts (Note 11)	96,335	76,780
Future income and mining taxes	298,581	316,426
Long-term debt (Note 10)	209,683	225,456
Deferred benefit (Note 9)	46,276	-
Employee benefits and other	7,465	5,355
Liabilities of operations held for sale (Note 8)	-	19,890
Total liabilities	763,725	757,214

Shareholders' equity
Common shares (Note 12 (a))	1,822,212	1,810,865
Contributed surplus	82,648	82,984
Share purchase warrants (Note 12 (d))	150,656	150,656
Equity component of convertible debentures	21,604	21,604
Accumulated other comprehensive loss	(51,607)	(29,205)
Deficit	(229,230)	(305,859)
	(280,837)	(335,064)
Total shareholders' equity	1,796,283	1,731,045
Total liabilities and shareholders' equity	2,560,008	2,488,259

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New Gold Inc.
Consolidated statements of cash flows
Three and six month periods ended June 30,
(Unaudited)
	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Operating activities
Net earnings (loss)	59,136	(202,846)	76,629	(190,767)
Loss (earnings) from discontinued operations	(41,718)	3,542	(42,023)	3,532
Items not involving cash
Goodwill impairment charge	-	189,634	-	189,634
Unrealized gain on gold contracts	(2,089)	(8,161)	(4,165)	(8,161)
Unrealized (gain) loss on fuel contracts	118	(783)	183	(783)
Unrealized foreign exchange (gain) loss	(5,510)	29,212	(697)	31,931
Unrealized and realized gain on investments	(948)	(9,328)	(4,892)	(9,328)
Loss on disposal of assets	645	-	1,043	-
Depreciation and depletion	18,928	10,360	31,450	18,840
Stock option expense	2,298	1,605	4,600	2,937
Unrealized (gain) loss on embedded derivative contract	1,255	-	(652)	-
Remediation costs incurred	(10)	-	(26)	-
Future income and mining taxes	2,320	463	1,252	3,250
Gain on redemption of long-term debt	-	-	-	(14,236)
Other	-	1,023	-	1,350
Change in non-cash working capital (Note 15)	4,387	6,633	(3,944)	(9,576)
Cash provided by continuing operations	38,812	21,354	58,758	18,623
Cash provided by (used in) discontinued operations	-	(4,819)	(1,696)	5,633

Investing activities
Mining interests	(34,768)	(33,475)	(53,736)	(59,883)
Purchase of short term investment	-	(5,996)	-	(5,996)
Cash acquired in business combination and asset acquisition (Note 4)	-	20,735	-	20,735
Reclamation deposits	(2)	-	(43)	-
Receipt of accrued interest on investments	-	-	-	4,716
Reduction of restricted cash	-	-	9,201	-
Proceeds from disposal of assets	165	-	194	-
Cash received in El Morro transaction, net of transaction costs	-	-	46,276	-
Investment in El Morro	-	-	(463,000)	-
Proceeds from settlement of investments	-	7,289	48,112	7,289
Cash provided by (used in) continuing operations	(34,605)	(11,447)	(412,996)	(33,139)
Cash provided by (used in) discontinued operations	34,629	(548)	34,410	(1,269)

Financing activities
Common shares issued	-	110	-	156
Repayment of short-term borrowings	-	(4,749)	-	(4,749)
Exercise of options to purchase common stock	5,645	-	6,410	-
El Morro loan	-	-	463,000	-
Repayment of long-term debt	-	-	(27,235)	(25,575)
Cash provided by (used in) continuing operations	5,645	(4,639)	442,175	(30,168)
Cash used in discontinued operations	-	-	-	(7,000)

Effect of exchange rate changes on cash and cash equivalents	(13,005)	4,577	(7,710)	2,740

Increase (decrease) in cash and cash equivalents	31,476	4,478	112,941	(44,580)
Cash and cash equivalents, beginning of period	344,616	136,610	263,151	185,668
Cash and cash equivalents, end of period	376,092	141,088	376,092	141,088

Comprised of
Cash and cash equivalents of continuing operations	376,092	140,069	376,092	140,069
Cash and cash equivalents of discontinued operations	-	1,019	-	1,019
	376,092	141,088	376,092	141,088

Cash and cash equivalents are comprised of
Cash	128,972	74,232	128,972	74,232
Short-term money market instruments	247,120	66,856	247,120	66,856
	376,092	141,088	376,092	141,088

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For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

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